UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/ME No. 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Merger of Telemar with and into Oi

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) informs its shareholders and the market in general that the Act No. 2,875/2021 of the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”), by which the licenses held by Oi’s wholly-owned subsidiary Telemar Norte Leste S.A. – In Judicial Reorganization for the provision of public and private land switched telephone service ("STFC"), in all its modalities, and multimedia communication service ("SCM"), including the associated radio frequency rights-of-use authorizations, were transferred to the Company, was published in the Official Gazette of the Federal Executive on this date.

As a result of such transfer of licenses, the merger of Telemar with and into Oi was implemented and became effective on this date, pursuant to the terms approved in the Company’s Extraordinary General Meeting held on second call on April 30, 2021, and in line with the Consolidated Judicial Reorganization Plan of Oi and its subsidiaries in judicial reorganization (respectively, the “Plan” and the “Recovering Entities”).

The merger constitutes one of the stages of the corporate and equity restructuring process of the Recovering Entities expressly contemplated in the Plan, and its objective is to optimize operations and improve the results of the Recovering Entities and Oi’s other direct and indirect subsidiaries.

The Company will keep its shareholders and the market informed of any other material development regarding the implementation of the Plan.

Rio de Janeiro, May 3, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer